Suite 2300 1177 West Hastings St. St. Vancouver, BC Canada V6E 2K3	TEL 604.683.6332 FAX 604.408.7499 www.ithmines.com TSX: ITH | NYSE-A: THM

NR12-02	January 9, 2012

International Tower Hill Mines Names Thomas E. Irwin as
New Alaska General Manager

Vancouver, B.C…… International Tower Hill Mines Ltd. (“ITH” or the “Company”) - (TSX: ITH, NYSE-A: THM, Frankfurt: IW9) ) has named Thomas E. Irwin as the Company’s new Alaska General Manager at its Livengood gold project near Fairbanks, Alaska. Mr. Irwin joined ITH in March 2011 as Livengood Construction Manager with over 37 years of experience in the natural resource industry having constructed, optimized, operated and permitted major mining projects with companies such as Amax Gold and Kinross. He succeeds Karl Hanneman, who will become the Livengood Placer Manager and will oversee the Company’s investigations into potential placer gold extraction in the vicinity of the Livengood deposit. A resource study is currently underway to determine the size of the placer gold deposit and it is anticipated that a subsequent Preliminary Economic Assessment will be completed in first half of 2012.

As the new Alaska General Manager, Mr. Irwin will be responsible for the management and technical direction of permitting and development of the Livengood project. Prior to joining ITH, Mr. Irwin served for six years as the Commissioner of the Alaska Department of Natural Resources. From 1996 to 1999, he was the Operations Manager responsible for mine start-up and operation at the Fort Knox mine located 60 miles southeast of the Livengood project and General Manager of the mine from 1999 to 2001. From 2001 to 2003, he was the Vice President, Business Development for Fairbanks Gold Mining Inc., a subsidiary of Kinross Gold, responsible for new project permitting, business development and governmental and public relations in Alaska. Prior to his work at Fort Knox, Mr. Irwin was General Manager of Amax Gold’s Sleeper Mine in Nevada and manager of the Climax mine in Colorado.

In his new role as Livengood Placer Manager, Mr. Hanneman will lead the Company’s investigations of the potential for near-term gold production through placer operations in the vicinity of the Livengood deposit as well as providing technical support on the Livengood gold project. Prior to joining ITH in May 2010 as Livengood Project Manager and working with Teck Resources on project development and permitting in Alaska from 1997 to 2010, Mr. Hanneman carried out extensive placer mining operations in the Livengood District dating back to the early 1990s.

“Tom’s new role with the Company is in recognition of the tremendous Alaskan mining and permitting experience he brings to our team and the significant contributions he has been making to the Company since his appointment last year. We are also grateful to Karl Hanneman for his contributions to date and, given his intimate knowledge and experience with placer operations in the Livengood district, we are excited to have him oversee our investigations on this matter,” said James Komadina, Chief Executive Officer of ITH. “Tom and Karl’s combined expertise and experience will be invaluable to us in advancing the Livengood project towards development into a major new gold mine in North America.”

About International Tower Hill Mines Ltd.

International Tower Hill Mines Ltd. controls a 100% interest in the world-class Livengood Gold Project accessible by paved highway 70 miles north of Fairbanks, Alaska. In 2012 ITH is focused on the rapid advancement of the Livengood project into a compelling potential development scenario while it continues to expand its current resource and explore its 145 km2 district for new deposits.

International Tower Hill Mines Ltd.	- 2 -	January 9, 2012
NR12-02 Continued

On behalf ofInternational Tower Hill Mines Ltd.

(signed) James Komadina
James J. Komadina
Chief Executive Officer

Contact Information:     Shirley Zhou, Vice-President - Corporate Communications
                                          E-mail: szhou@ithmines.com
                                          Phone: 1-888-770-7488 (toll free) or (604) 638-3247/Fax: (604) 408-7499

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential for the discovery and exploitation of any placer deposits in the vicinity of the Livengood deposit, the potential for a production decision to be made in respect of the Livengood Project and/or any placer deposits in the vicinity of the Livengood Deposit, the potential for any production at the Livengood project and/or any placer deposits in the vicinity of the Livengood Project, and business and financing plans and business trends, are forward-looking statements. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Company may produce or plan to produce, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Company's Annual Information Form filed with certain securities commissions in Canada and the Company's annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Company and filed with the appropriate regulatory agencies. All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.